TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD TO REDUCE BOARD SIZE

Toronto, Ontario, March 25, 2015 – IAMGOLD Corporation ("IAMGOLD" or "the Company") today announced three of its directors will be retiring and not stand for re-election at the Company's annual meeting of shareholders (the "Annual Meeting"), scheduled for May 11, 2015.   Bill Pugliese, founder and current Chairman of the Board, has advised the Board that after 25 years as Chairman he has decided to retire. Also retiring from the Board are Guy Dufresne and John Shaw.

"Bill Pugliese, is a consummate gold bull who had a vision of building the Sadiola mine in Mali over 25 years ago," commented Steve Letwin, President and CEO of IAMGOLD. "At that time, no one dreamed that mine would have produced over 7 million ounces of gold and would still be operating today, and that IAMGOLD would become a mid-tier gold mining company with operations in South and North America and with such an expanded footprint in West Africa. Chairman since 1990, Bill built a strong Board around him, including Guy Dufresne and John Shaw who have both served the Board and the Company very well since 2006. The entire Board thanks Bill for his long-standing leadership and the contributions of John and Guy.

"In support of the Company's focus on cost containment," added Mr. Letwin, "the Board has taken leadership in reducing the Board size to seven directors who are being proposed for election at the Annual Meeting".

The Board intends to appoint existing director Don Charter as the new Chairman following the Annual Meeting.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 280-0519

Toll-free: 1-888-464-9999 info@iamgold.com